Exhibit 21

Ecoark Holdings, Inc.

Subsidiaries

Subsidiary	State or jurisdiction of incorporation	Percentage owned
Ecoark, Inc.	Delaware	100%
Eco360, LLC	Arkansas	100%
Magnolia Solar, Inc.	Delaware	100%
Pioneer Products, LLC	Arkansas	100%
Sable Polymer Solutions, LLC	Arkansas	100%
Zest Labs, Inc.	Delaware	100%

Listed above are consolidated directly or indirectly owned subsidiaries included in the consolidated financial statements of Ecoark Holdings, Inc.